As filed with the Securities and Exchange Commission on July 13, 2026
File No. 333-290737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM N-14
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ___
Post-Effective Amendment No. 1
(Check appropriate box or boxes)
_____________________________________________
PRINCIPAL FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)
711 High Street, Des Moines, Iowa 50392
(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)
_____________________________________________
(515) 247-5111
(Area Code and Telephone Number)
The Principal Financial Group
Des Moines, Iowa 50392
(Name and Address of Agent for Service)
_____________________________________________
Copy to:
Adam U. Shaikh
Vice President, Assistant General Counsel, and Assistant Secretary
711 High Street, Des Moines, Iowa 50392
(515) 235-9328
_____________________________________________
It is proposed that this filing will become effective immediately.
Explanatory Note
This Post-Effective Amendment No. 1 to the Principal Funds, Inc. Registration Statement on Form N-14 hereby incorporates by reference such Registration Statement, in the form filed on November 5, 2025, pursuant to Rule 497 of the Securities Act of 1933 Act, as amended. This Post-Effective Amendment No. 1 is being filed for the purpose of adding the final tax opinions as exhibits to Part C of the Registration Statement.

PART C
OTHER INFORMATION

Item 15.    Indemnification.

Under Section 2-418 of the Maryland General Corporation Law, with respect to any proceedings against a present or former director, officer, agent or employee (a “corporate representative”) of the Registrant, the Registrant may indemnify the corporate representative against judgments, fines, penalties, and amounts paid in settlement, and against expenses, including attorneys’ fees, if such expenses were actually incurred by the corporate representative in connection with the proceeding, unless it is established that:
(i)The act or omission of the corporate representative was material to the matter giving rise to the proceeding; and
1.Was committed in bad faith; or
2.Was the result of active and deliberate dishonesty; or
(ii)The corporate representative actually received an improper personal benefit in money, property, or services; or
(iii)In the case of any criminal proceeding, the corporate representative had reasonable cause to believe that the act or omission was unlawful.
If a proceeding is brought by or on behalf of the Registrant, however, the Registrant may not indemnify a corporate representative who has been adjudged to be liable to the Registrant. Under the Registrant’s Articles of Incorporation and Bylaws, directors and officers of Registrant are entitled to indemnification by the Registrant to the fullest extent permitted under Maryland law and the Investment Company Act of 1940. Reference is made to Article VI, Section 7 of the Registrant’s Articles of Incorporation, Article 9 of Registrant’s Bylaws and Section 2-418 of the Maryland General Corporation Law.
The Registrant has agreed to indemnify, defend and hold the Distributors, their officers and directors, and any person who controls the Distributors within the meaning of Section 15 of the Securities Act of 1933, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributors, their officers, directors or any such controlling person may incur under the Securities Act of 1933, or under common law or otherwise, arising out of or based upon any untrue statement of a material fact contained in the Registrant’s registration statement or prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission made in conformity with information furnished in writing by the Distributors to the Registrant for use in the Registrant’s registration statement or prospectus: provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or director of the Registrant or who controls the Registrant within the meaning of Section 15 of the Securities Act of 1933, shall not inure to the benefit of such officer, director or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent that such result would not be against public policy as expressed in the Securities Act of 1933, and further provided, that in no event shall anything contained herein be so construed as to protect the Distributors against any liability to the Registrant or to its security holders to which the Distributors would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of their duties, or by reason of their reckless disregard of their obligations under this Agreement. The Registrant’s agreement to indemnify the Distributors, their officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Registrant being promptly notified of any action brought against the Distributors, their officers or directors, or any such controlling person, such notification to be given by letter or telegram addressed to the Registrant.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Each director has entered into an indemnification agreement with the Fund. In addition, the interested directors each have available indemnifications from Principal Financial Group, Inc., the parent company of his/her employer, the Fund’s sponsor.

Item 16.    Exhibits.
Unless otherwise noted, documents containing Accession Numbers below have previously been filed with the Securities and Exchange Commission and are incorporated herein by reference.
Unless otherwise stated, all filing references are to File Nos. 033-59474 and 811-07572.

(1)	Articles of Incorporation
(a) (i) Articles of Amendment and Restatement dated 02/14/2019 - Filed as Ex-99(a) on 02/26/2019 (Accession No. 0000898745-19-000131)
(ii) Articles of Amendment effective 07/31/2024 - Filed as Ex-99(a)(1)b on 12/27/2024 (Accession No. 0000898745-24-000725)
(b) Articles Supplementary dated 05/19/2025 - Filed as Ex-99(a)(3) on 06/20/2025 (Accession No. 0000898745-25-000315)
(2)	By-laws
Amended and Restated By-laws effective 06/09/2020 - Filed as Ex-99(b) on 10/30/2020 (Accession No. 0000898745-20-000619)
(3)	Voting Trust Agreements - Not Applicable.
(4)	Agreements of Acquisition, Reorganization, Merger, Liquidation, and any amendments
(a) Form of Plan of Acquisition Principal LifeTime 2015 Fund into Principal LifeTime Strategic Income Fund - Filed as Ex-99(4)(a) on 10/06/2025 (Accession No. 0000898745-25-000598)
(b) Form of Plan of Acquisition Principal LifeTime Hybrid 2015 Fund into Principal LifeTime Hybrid Income Fund - Filed as Ex-99(4)(b) on 10/06/2025 (Accession No. 0000898745-25-000598)
(5)	Instruments Defining Rights of Security Holders: None other than those included in Exhibits (1) and (2) hereto.
(6)	Investment Advisory Agreements
Amended and Restated Management Agreement dated 01/01/2025 - Filed as Ex-99(d)(1) on 02/26/2025 (Accession No. 0000898745-25-000100)
(7)	Underwriting or Distribution Contracts
(a)
Amended & Restated Distribution Agreement for Class A, Class C, Class J, Class P, Class S, Class T, Class R-1, Class R-2, Class R-3, Class R-4, Class R-5, Class R-6 and Institutional Class Shares dated 06/12/2017 - Filed as Ex-99(e)(1)b on 07/13/2017 (Accession No. 0000898745-17-001053)

(b) (i) Form of Selling Agreement dated 09/27/2019 for Classes A, C, Institutional, R-1, R-2, R-3, R-4, R-5, and R-6 Shares - Filed as Ex-99(e)(2)a on 12/17/2019 (Accession No. 0000898745-19-000725)
(ii) Form of Amendment to Selling Agreement for Class S - Filed as Ex-99(e)(2)b on 12/15/2017 (Accession No. 0000898745-17-001335)
(8)	Bonus or Profit Sharing Contracts - Not Applicable.
(9)	Custodian Agreements
(a) Custody Agreement between The Bank of New York Mellon and Principal Funds, Inc. dated 11/11/2011 – Filed as Ex-99(g)(1) on 07/16/2012 (Accession No. 0001144204-12-039659)
(b) Custody Agreement Supplement between The Bank of New York Mellon and Principal Funds, Inc. dated 04/16/2018 - Filed as Ex-99(g)(1)b on 02/26/2020 (Accession No. 0000898745-20-000125)
(c) Custody Agreement Amendment to Schedule II between The Bank of New York Mellon and Principal Funds, Inc. dated 01/12/2023 - Filed as Ex-99(g)(1)c on 12/27/2023 (Accession No. 0000898745-23-000393)
(d)
Custody Agreement Supplement dated 04/16/2018 Amendment between The Bank of New York Mellon and Principal Funds, Inc. dated 07/10/2019 - Filed as Ex-99(g)(1)d on 02/26/2020 (Accession No. 0000898745-20-0000125)

(e) Custody Agreement Supplement between the The Bank of New York Mellon and Principal Funds, Inc. dated 11/07/2019 - Filed as Ex-99(g)(1)e on 02/26/2020 (Accession No. 0000898745-20-0000125)
(f)
Custody Agreement Supplement dated 04/16/2018 Amended and Restated Appendix A between The Bank of New York Mellon and Principal Funds, Inc. dated 01/07/2020 - Filed as Ex-99(g)(1)f on 02/26/2020 (Accession No. 0000898745-20-0000125)

(g)
Custody Agreement Supplement dated 04/16/2018 Amended and Restated Appendix A between The Bank of New York Mellon and Principal Funds, Inc. dated 05/12/2020 - Filed as Ex-99(g)(1)g on 07/01/2022 (Accession No. 0001683863-22-005229)

(h)
Custody Agreement Supplement dated 11/07/2019 Amended and Restated Appendix A between The Bank of New York Mellon and Principal Funds, Inc. dated 09/23/2021 - Filed as Ex-99(g)(1)h on 07/01/2022 (Accession No. 0001683863-22-005229)

(10)	Rule 12b-1 Plan
(a) Class A Distribution Plan and Agreement dated 04/02/2019 - Filed as Ex-99(m)(1) on 12/27/2023 (Accession No. 0000898745-23-000393)

(b) Class J Amended & Restated Distribution Plan and Agreement dated 03/01/2023 - Filed as Ex-99(m)(3) on 02/27/2023 (Accession No. 0001683863-23-001574)
(c) Class R-3 Amended & Restated Distribution Plan and Agreement dated 03/01/2023 - Filed as Ex-99(m)(5) on 02/27/2023 (Accession No. 0001683863-23-001574)
(11)	Opinion and Consent of Counsel, regarding legality of issuance of shares and other matters - Filed as Ex-99(11) on 10/06/2025 (Accession No. 0000898745-25-000598)
(12)	(a) Opinion and Consent of Jared A. Yepsen, Tax Counsel, to Acquiring Fund (PFI Principal LifeTime Strategic Income Fund) and Acquired Fund (Principal LifeTime 2015 Fund) *
(b) Opinion and Consent of Jared A. Yepsen, Tax Counsel, to Acquiring Fund (PFI Principal LifeTime Hybrid Income Fund) and Acquired Fund (Principal LifeTime Hybrid 2015 Fund) *
(13)	N/A
(14)	Consent of Independent Registered Public Accountants - Filed as Ex-99(14) on 10/06/2025 (Accession No. 0000898745-25-000598)
(15)	N/A
(16)	Powers of Attorney dated October 6, 2025 - Filed as Ex-99(16) on 10/06/2025 (Accession No. 0000898745-25-000598)
(17)	(a) (i)
Prospectus for A, C, J, Institutional, R-3, R-5, and R-6 Class Shares, dated March 1, 2025, included in Post-Effective Amendment No. 288 to the registration statement on Form N-1A (File Nos. 033-59474 and 811-07572) filed on February 26, 2025 (Accession No. 0000898745-25-000100), and as supplemented thereto, dated and filed on March 17, 2025, March 31, 2025, May 15, 2025, September 3, 2025, September 15, 2025, September 17, 2025, September 23, 2025, September 29, 2025, and October 2, 2025.

(ii)
Statement of Additional Information dated March 1, 2025, included in Post-Effective Amendment No. 288 to the registration statement on Form N-1A (File Nos. 033-59474 and 811-07572) filed on February 26, 2025 (Accession No. 0000898745-25-000100), and as supplemented thereto, dated and filed on March 17, 2025, March 31, 2025, May 15, 2025, June 16, 2025, September 3, 2025, September 15, 2025, September 17, 2025, September 23, 2025, and September 29, 2025.

(iii)
Principal Funds, Inc. Annual Report to Shareholders (Part 1-000721) and Annual Report to Shareholders (Part 2-000723) for the fiscal year ended October 31, 2024, filed on Form N-CSR in two related submissions due to size/image constraints, on December 27, 2024 (Accession Nos. 0000898745-24-000721 and 0000898745-24-000723).

(iv) Principal Funds, Inc Semi-Annual Report for the semi-annual period ended April 30, 2025, filed on Form N-CSRS on June 20, 2025 (Accession No. 0000898745-25-000312)
(18)	N/A
*    Filed herein.

Item 17.    Undertakings
(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
(3)The undersigned Registrant undertakes to file opinions of counsel supporting the tax consequences to shareholders discussed in the combined information statement and prospectus in a post-effective amendment to this registration statement within a reasonable time following the reorganizations.
Exhibit Index

Opinion and Consent of Jared A. Yepsen, Tax Counsel, to Acquiring Fund (PFI Principal LifeTime Strategic Income Fund) and Acquired Fund (Principal LifeTime 2015 Fund)	Exhibit 12(a)
Opinion and Consent of Jared A. Yepsen, Tax Counsel, to Acquiring Fund (PFI Principal LifeTime Hybrid Income Fund) and Acquired Fund (Principal LifeTime Hybrid 2015 Fund)	Exhibit 12(b)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the city of Des Moines and State of Iowa, on the 13th day of July, 2026.

Principal Funds, Inc. (Registrant) /s/ Kamal Bhatia _____________________________________ Kamal Bhatia Director, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Kamal Bhatia ______________________________ Kamal Bhatia	Director, President, and Chief Executive Officer (Principal Executive Officer)	July 13, 2026

/s/ Michael Scholten ______________________________ Michael Scholten	Chief Financial Officer (Principal Financial Officer)	July 13, 2026

/s/ Megan Hoffmann ______________________________ Megan Hoffmann	Vice President and Treasurer (Principal Accounting Officer)	July 13, 2026

(Sharmila Chatterjee)* ______________________________ Sharmila Chatterjee, formerly known as Sharmila C. Kassam	Director	July 13, 2026

(Craig Damos)* ______________________________ Craig Damos	Director	July 13, 2026

(Katharin S. Dyer)* ______________________________ Katharin S. Dyer	Director	July 13, 2026

(Frances P. Grieb)* ______________________________ Frances P. Grieb	Director	July 13, 2026

(Victor L. Hymes)* ______________________________ Victor L. Hymes	Director	July 13, 2026

(Padelford L. Lattimer)* ______________________________ Padelford L. Lattimer	Director	July 13, 2026

(Kenneth A. McCullum)* ______________________________ Kenneth A. McCullum	Director	July 13, 2026

(Karen McMillan)* ______________________________ Karen McMillan	Director	July 13, 2026

(Thomas A. Swank)* ______________________________ Thomas A. Swank	Director	July 13, 2026

	/s/ Kamal Bhatia _______________________________________ Kamal Bhatia	July 13, 2026
Attorney-In-Fact

* Pursuant to Powers of Attorney